

November 22, 2013

Via E-mail
Dicky Cheung
Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

      Re: Credit One Financial, Inc.
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed October 9, 2013
              Response dated November 18, 2013
              File No. 000-50320

Dear Mr. Cheung:

      We have reviewed your response letter and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2012

General

1. We note your response to comments 1 and 2 and are unable to agree and provide a waiver. Therefore, with attention to the requirements of Form 10-K, Regulation S-K, and Regulation S-X, please amend to provide all required disclosure including, but not limited to, financial statements for the prior three years. Your amendment should also reflect the proposed disclosure and compliance from your response letters dated October 9 and 29, 2013. Further, please tell us your filer status for the fiscal year ended December 31, 2013 and confirm you will comply with all disclosure and financial statement requirements as well as filing deadlines for Exchange Act reports applicable to your filer status.

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Ajay Koduri, Attorney-Advisor, at 202-551-3310 with any other questions.

                   Sincerely,

                   /s/ Terry French for

                   Larry Spirgel
                   Assistant Director

cc: <u>Via E-mail</u>
        William Hu, Esq.